Exhibit 99.1

Affimed: Developing First - In - Class Immune Cell Engagers for Harnessing Innate and Adaptive Immunity to Fight Cancer Corporate Presentation August, 2018

2 2 Forward - looking statements / safe harbor This presentation and the accompanying oral commentary contain “forward - looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying o ral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of mana gem ent for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “exp ect ,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward - looking statements appear in a numbe r of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, bel ief s, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK ® platform, the safety and efficacy of our product candidates, our ongoing and planned preclinical development and clinical trials, our collaboratio ns and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and ob tain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, ou r a bility to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial co ndi tion, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affec t t he industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Sec urities and Exchange Commission. Forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actu al results, performance or achievements to be materially different from any future results, performance or achievements expresse d o r implied by the forward - looking statements. Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward - looking stat ements, even if new information becomes available in the future.

3 Affimed Harnessing innate and adaptive immunity to fight cancer Multiple clinical programs, built on Affimed’s antibody platform, advancing in Phase 1 and Phase 2a studies; data updates expected in Q4/18 ▪ AFM13: NK cell engager to treat CD30+ malignancies ▪ AFM11: T cell engager to treat CD19+ malignancies ▪ AMV564: T cell engager to treat CD33+ malignancies (developed by Amphivena) Proprietary ROCK ® immune cell engager platform and products: ▪ Strategic collaboration with Genentech addressing multiple targets (signed in Q3/18; $96 million upfront and near - term committed funding) ▪ Highly customizable NK and T cell engagers ▪ Preclinical stage programs based on ROCK ® poised to enter IND enabling studies Pipeline acceleration through partnerships with industry, academia, and advocacy groups ▪ Genentech, Merck (MSD), Nektar Therapeutics, MD Anderson, Columbia University, Leukemia & Lymphoma Society

4 Affimed’s pipeline opportunities Differentiated and versatile engagers harnessing innate and adaptive immunity AFM13: Most advanced NK cell engager in clinical development ▪ Positive efficacy data as monotherapy in HL and in CD30+ lymphoma ▪ Encouraging efficacy in combination with Keytruda® ▪ CD30+ lymphoma represents a novel opportunity with limited competition (e.g. ALCL, PTCL, CTCL) AFM26 (partnered): Targeting BCMA in autologous stem cell transplant (ASCT) - eligible patients ▪ Addressing MRD in multiple myeloma due to its ability to eliminate cells with very low BCMA expression AFM24: First - in - class NK cell engager in solid tumors ▪ Targeting EGFR with potential for potent efficacy and wide therapeutic window ▪ Opportunity to address the limitations of currently available EGFR - targeting treatment regimens and potentially improve the efficacy of CPIs AFM11: Well - differentiated approach for CD19+ malignancies ▪ In early clinical trials for treatment of DLBCL, MCL and ALL ▪ Potential path for fast market approval

5 Recent updates (1) Strategic partnership with Genentech for novel NK cell engager - based immunotherapies Overview ▪ Strategic collaboration to develop novel NK cell engager - based immunotherapies against multiple solid and hematologic tumor targets through ROCK® platform ▪ Genentech selected Affimed’s NK cell engager platform to complement its own competencies in bispecific space ▪ Partnership brings together Affimed’s innate immune cell drug discovery and development expertise and Genentech’s deep understanding of cancer immunology ▪ Marks an important step forward on Affimed’s path to leverage the full potential of innate immune cells in oncology Deal terms ▪ $96 million in an upfront payment and other near - term funding, all of which is committed within the first 12 months ▪ Eligibility for up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones, as well as royalties on sales Extends Affimed’s cash runway beyond the previously guided Q4/19 based on the current budget ▪ Supports funding of Affimed’s own programs as well as the ROCK® immune cell engager platform

6 Recent updates (2) NK cell engager programs are progressing AFM13 (CD30/CD16A) key clinical studies ▪ HL in combination with Keytruda® (pembrolizumab): Recruitment completed, combination well tolerated. Interim data in June with encouraging response rates versus pembrolizumab monotherapy. Updated data presentation planned in Q4/18 ▪ CD30+ lymphoma/monotherapy: Initial data showed first evidence of efficacy in this additional indication. Recruitment completed, data presentation planned in Q4/18 AFM24 (EGFR/CD16A) ▪ Presented data on clinical candidates at AACR in April 2018, demonstrating novel, potent MoA (NK cell mediated killing) with a potential for a lower risk for side effects ▪ Potential opportunity to address the needs of patients who don’t benefit from anti - EGFR antibodies ▪ Anticipate completing IND - enabling studies for one of the candidates by mid 2019 AFM26 (BCMA/CD16A ) - partnered ▪ Leveraging the ROCK® platform: Identified candidates that kill cells with very low BCMA - expression with the goal of eliminating minimal residual disease (MRD) in patients with multiple myeloma

7 Recent updates (3) Evaluating additional NK cell engager opportunities AFM13 (CD30/CD16A) with adoptive NK cell transfer ▪ Exploring the combination in preclinical models to enhance efficacy with MD Anderson Cancer Center’s allogeneic NK cell product (cord blood derived and activated NK cells ). Data presentation planned in Q4/18 NK cell engager combinations with NKTR - 214 and NKTR - 255 ▪ In June, Affimed entered into a preclinical research collaboration with Nektar Therapeutics whereby the two companies intend to investigate the approach of combining Affimed’s NK cell engagers with Nektar’s cytokine - based products to potentially achieve deeper clinical responses Activation of macrophages by CD16A ROCK® engagers ▪ Investigating the cellular and molecular mechanisms of macrophages by which CD16A - specific immune cell - engaging antibodies eliminate tumor cells . Data presentation planned in Q4/18

8 Recent updates (4) T cell engager programs are progressing AFM11 (CD19/CD3) clinical studies ▪ Phase 1 dose - escalation in r/r NHL – Open and recruiting ▪ Phase 1 dose - escalation in r/r ALL – Open and recruiting ▪ Update planned in Q4/18 Amphivena’s AMV564 (CD33/CD3) based on Affimed’s platform ▪ Phase 1 study ongoing and recruiting in AML; Phase 1 study in MDS initiated ▪ Update presented at EHA 2018 showed blast reductions were achieved in patients with r/r AML treated within first 5 cohorts and dose escalation continues

9 Redirected Optimized Cell Killing: ROCK ® Affimed’s next generation immune cell engager platform The ROCK ® platform is based on: ▪ Affimed’s extensive drug development expertise to generate antibody candidates tailored to different indications ▪ A unique modularity built on proprietary toolbox and long - standing engineering know - how The ROCK ® platform allows the generation of antibodies that: ▪ Target different tumor associated antigens (TAA) ▪ Use the avidity effect ▪ Possess long cell retention time ▪ Recruit NK cells through anti - CD16A - specific and T cells through anti - CD3 - specific epitopes ▪ Offer different pharmacokinetic (PK) profiles ▪ Show excellent stability and manufacturing features The ROCK ® platform can be applied for NK and T cell recruitment

10 ROCK ® Platform PK Affinity + - + - Valency Specificity mono bi tri tetra TAA 1 TAA 2 TAA 1&2 CD16A CD3 NN Scaffolds Linkers & Domains TPP Assays Toolbox Engineering Screening A versatile platform of immune cell engagers based on a proprietary toolbox and modularity

Targeting NK cells through high affinity binding to CD16A

Addressing the need of targeting malignant cells that escape elimination by current therapeutics


TAA
TAA
ROCK
Affimed's CD16A binding site is different from conventional mAb Fc binding site
CD16A
CD16A

Affimed's NK cell engagers redirect NK cell cytotoxicity to a specific target (TAA) crosslinking CD16A and the tumor antigen

NK cells

- Crucial in the body's defense against pathogens and malignantly transformed cells
- Recent data publications show signs of efficacy of adoptive transfer or CAR-NK treatment

Unique target CD16A

- Key activating receptor capable of "arming" the NK cell
- Constitutively expressed on ~95% of NK cells

NK cells engagers address immune evasion

- >1000x higher affinity for CD16A than monoclonal antibodies
- Binding largely unaffected by competing IgG
- Overcome CD16A polymorphism (V/F)
- No binding to CD16B on neutrophils

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12 Tumor immune evasion impairs both NK and T cell function Optimal I/O approaches build on both innate and adaptive immunity Inhibition Immune checkpoints Tumor cell NK cell T cell No recognition Escape from immuno - surveillance

13 AFM13 (CD30/CD16A) clinical development status Favorable safety profile and single agent clinical efficacy demonstrated in HL and CD30+ lymphoma Combination with anti - PD - 1 ▪ In vivo study in PDX model: Synergy for tumor control and rapid NK cell infiltration provides rationale for combination of AFM13 with CPIs ▪ Phase 1b in r/r HL (minimum of four prior lines of treatment) in combination with Merck’s Keytruda® (ongoing): • Well - tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care • Encouraging interim best response data for 18 patients • Recruitment completed ( 24 pts in highest AFM13 dose), data update planned in Q4/18 Monotherapy ▪ Phase 1b/2a in r/r CD30+ lymphoma (ongoing, IST by Columbia University): Promising signs of single agent efficacy including 1 CR, 1 PR, and 1 SD (n=3) • Recruitment completed (9 pts), data update planned in Q4/18 ▪ Phase 1 in r/r HL (completed): Positive safety and clinical efficacy data in heavily pre - treated HL patients ▪ Phase 2a in r/r HL (ongoing, IST by GHSG): Favorable safety profile confirmed; data suggest single agent efficacy in patients failing standard treatments including B.V.

14 AFM24 (EGFR/CD16A) treatment of solid tumors Targeting EGFR: NK cell engagement offers a new mode of action Two development candidates (AFM24_T and AFM24_I) based on ROCK ® platform EGFR - binding domain selected to minimize inhibition of EGFR - mediated signal transduction  potentially lower risk of developing side effects such as skin toxicity NK cell - mediated killing introduces novel and highly potent effector function  address needs of patients who may not benefit from anti - EGFR monoclonal antibodies Both AFM24 candidates have shown first evidence supporting this new mechanism of action Binding to EGFRvIII , thereby potentially relevant for indications such as glioma Potential synergy with checkpoint inhibitors, thereby broadening the applicability of CPIs by potent NK cell activation Affimed anticipates completing IND - enabling studies for one of the candidates by mid 2019 AFM24 has the potential to become a highly potent and well - tolerated I/O therapy that is differentiated from current standard of care treatments such as cetuximab

15 AFM24 (EGFR/CD16A) treatment of solid tumors In vitro & in vivo potency ▪ Both AFM24_I and AFM24_T bind with high affinity to primary human NK cells AFM24_I AFM24_T ▪ AFM24_I demonstrates potent tumor growth inhibition in vivo 10 -2 10 -1 10 0 10 1 10 2 10 3 0 50 100 150 200 250 300 350 400 450 concentration [nM] m e a n f l u o r e s c e n c e i n t e n s i t y Fc-enhanced IgG1 cetuximab AFM24_T AFM24_I + 10 mg/mL polyclonal human IgG 10 -2 10 -1 10 0 10 1 10 2 10 3 0 50 100 150 200 250 300 350 400 450 concentration [nM] m e a n f l u o r e s c e n c e i n t e n s i t y Fc-enhanced IgG1 cetuximab AFM24_T AFM24_I w/o IgG In vivo In vitro

16 AFM26 (BCMA/CD16A) multiple myeloma treatment (partnered) Leveraging BCMA as a target in autologous stem cell transplant (ASCT) - eligible patients Targeting BCMA is a highly promising approach based on early clinical data (CAR - T and ADCs) ▪ Low expression of BCMA is a significant hurdle to eliminate malignant cells NK cells are the first population of lymphocytes to recover post transplant ▪ Exploring peri - transplant setting as NK cells are first to recover after ASCT ▪ Unique opportunity for combination of AFM26 with adoptive NK cell transfer AFM26: Differentiated MOA through high affinity engagement of NK cells ▪ Efficacy: Killing of cells expressing very low levels of BCMA and NK cell binding largely unaffected by IgG ▪ Safety: Lower cytokine release vs. BiTE ▪ Convenience: Novel ROCK® - based NK cell format selected with prolonged half life AFM26 has the potential to address the medical need in multiple myeloma, alone or in combination, e.g. with adoptive NK cell transfer

17 Affimed’s T cell - targeting platform: Status Well - differentiated approach designed to optimize T cell engagement Platform: Potential to overcome challenge to find the optimal therapeutic window ▪ No non - specific activation of T cells in absence of target cells ▪ Targeting tumor cells with very low target expression; lysis of tumor cells independent of number of T cells ▪ Significantly improved PK vs. BiTEs AFM11 – a T cell engager targeting CD19 ▪ Designed to address ( i ) limitations of Blincyto and (ii) accessibility - benefit/risk profile of CAR - T ▪ Limited competition: Other candidates based on different antibody formats have reported difficulties ▪ Phase 1 dose - escalation trials ongoing in r/r ALL and NHL; AFM11 data presentation planned in Q4/18 ▪ Potential path to fast market approval in indications such as DLBCL and MCL AMV564 ( Amphivena ) – a T cell engager targeting CD33 ▪ Phase 1 ongoing in patients with r/r AML: first data showing leukemic cytoreduction presented at EHA 2018 ▪ Phase 1 dose escalation study in myelodysplastic syndrome (MDS) recently initiated ▪ Affimed owns 18.5% of Amphivena (fully diluted)

18 Affimed’s pipeline Pipeline of differentiated and versatile engagers to activate innate and adaptive immunity

19 Q2/18 cash flow statement Genentech collaboration ( Q3/18) to extend cash runway beyond the previously guided Q4/19 based on the current budget In thousands of € For the six months ended June 30, 2017 For the six months ended June 30, 2018 1) Short - term deposits Cash and cash equivalents and financial assets 1) at the end of the period 48,867 47,412 Cash and cash equivalents at the beginning of the period 35,407 39,837 Net cash used in operating activities (13,083) (15,156) Cash Flow from investing activities 4,200 (323) Cash Flow from financing activities 18,909 21,856 FX related changes to Cash and Cash equivalents (947) 1,198 Cash and cash equivalents at the end of the period 44,486 47,412 Cash and cash equivalents and financial assets 1) at the beginning of the period 44,894 39,837

20 Milestones 2018/2019 Expand NK cell engager leadership ▪ Strategic partnership with Genentech for multiple hematologic and solid tumor targets ▪ Update on AFM13 clinical studies (HL in combination with Keytruda; CD30+L as monotherapy) planned in Q4/18 ▪ Preclinical update on combination of AFM13 with adoptive NK cells (MDACC collaboration) planned in Q4/18 ▪ Clinical development strategy for AFM13 in preparation ▪ Advancement of AFM24 (EGFRwt/CD16A) preclinical development is on track for IND filing mid 2019 ▪ Collaboration with Nektar to investigate the combination of NK cell engagers with cytokines Advance T cell engagers in the clinic with focus on NHL, ALL and AML ▪ Update on AFM11 clinical study planned in Q4/18 ▪ Potential additional updates on Amphivena’s AMV564 (CD33/CD3) study in AML Broaden engager pipeline based on ROCK ® platform Create further value through both next - generation products and partnership opportunities Maximize value from pipeline and technologies

Experienced Management Team

Proven track record in biotech, pharma, product development and finance

Adi Hoess, Ph.D., CEO

Extensive background in general management, product commercialization, fundraising and M&A

- CEO since 2011, joined 2010 from Jerini/Jenowis,
- Led AFMD IPO in 2014
- CCO at Jerini, instrumental in IPO, M&A with Shire
- GM and VP Molecular Medicine at Carl-Zeiss
- Co-founded MorphoSys; VP Licensing and BD

Florian Fischer, Ph.D., CFO

Strong financial background, lead advisor in a variety of transactions & financings life sciences/healthcare

- AFMD full-time CFO since 2014, joined in 2005 from MedVenture Partners, a company he founded
- Led AFMD IPO in 2014
- CFO of Activaero GmbH and of Vivendy
- Deutsche Bank and KPMG (Biotech/Healthcare)

Wolfgang Fischer, Ph.D, COO

In-depth expertise in R&D with a focus on oncology, immunology and pharmacology

- Joined in 2017 from Sandoz Biopharmaceuticals
- Global Head of Program & Project Management at Sandoz Biopharmaceuticals
- Regional Medical Director Hematology at Novartis Oncology
- Medical Director Oncology at Novartis Switzerland

Leila Alland, M.D., CMO

Seasoned immuno-oncology expert with broad experience developing oncology products

- Joined in 2018 fromTarveda Therapeutics
- Was instrumental in developing oncology products for solid and hematological malignancies, including Opdivo®, Tagrisso® and Tasigna®
- Previous leadership positions at AstraZeneca, Bristol-Myers Squibb and Novartis

Martin Treder, Ph.D., CSO

Broad experience in the field of biotherapeutics R&D in I/O discovery and pre-clinical development

- Joined in 2015 from CT Atlantic AG, a Swiss I/O company he co-founded
- Co-founder of U3 Pharma (targeted cancer therapeutics)
- Responsible for U3's innovative anti-HER3 therapeutic antibodies portfolio

Denise Mueller, Head Comm. Strat./BD

Strong background in commercialization and global marketing including launch of new products

- Joined in 2016 from Pfizer
- Previous leadership roles in U.S.& global marketing at Wyeth and Pfizer
- Responsible for launch of new products and line extensions in-line and globally
- Led two of Pfizer's largest alliances and was BD lead for Pfizer's rare disease business unit

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